Exhibit 12.1

GENCO SHIPPING & TRADING LIMITED
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands of dollars, except ratios)

	Nine Months Ended September 30,	Year Ended December 31,		For the Period September 27 through December 31,
	2006	2005		2004
Earnings:
Net income	$47,004	$54,482		$907
Add:
Interest expense	6,616	10,737		242
Amortization of deferred financing costs	243	4,611(A	)	-

Earnings	$53,863	$69,830		$1,149

Fixed Charges:
Interest expense	$6,616	$10,737		$242
Amortization of deferred financing costs	243	4,611		-

Total fixed charges	$6,859	$15,348		$242

Ratio of earnings to fixed charges	7.85x	4.55x		4.75x

(A) The Company entered into a new credit facility on July 29, 2005 which resulted in the write-off of $4,103 of unamortized deferred financing costs associated with the original credit facility.